March 10, 2025

David Shan
Chief Executive Officer
Massimo Group
3101 W Miller Road
Garland, Texas 75041

       Re: Massimo Group
           Schedule 13D filed January 15, 2025 by David Shan
           File No. 005-94488
Dear David Shan:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 15, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on
       January 15, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. The cover page of the above-captioned Schedule 13D indicates that December 31,
       2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.
Item 5, page 1

3. Item 5(c) requires the beneficial owner to "describe any transactions in the class of
 March 10, 2025
Page 2

       securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the
       Schedule 13D. If the Schedule 13D is amended to include the required information, please be advised that the Instruction to Item 5(c) requires the beneficial owner to
       "describe," at a minimum, the following: "(1) The identity of the person covered by
       Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions